Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 10, 2012

VIA EDGAR AND COURIER

Ms. Kathryn McHale

Mr. David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Hampshire Thrift Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 23, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 15, 2012

File No. 000-17859

Dear Ms. McHale and Mr. Lin:

On behalf of New Hampshire Thrift Bancshares, Inc. (the “Company”), this letter is in reference to the Staff’s comment letter dated August 29, 2012, with respect to the Company’s above referenced filings.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 10. Directors, Executive Officers and Corporate Governance.

Election of Directors, page 5 of DEF 14A

1.	Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to page 12 of the Company’s Proxy Statement on Form DEF 14A under the caption “Corporate Governance – Committees of the Board of Directors – Nominating and Corporate Governance Committee” where it lists the experience, qualifications, attributes or skills that, in light of its business, led the Board of Directors to conclude that each nominee and incumbent director should serve on the Board of Directors as of the date of the Proxy Statement.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission

September 10, 2012

Item 11. Executive Compensation

Summary Compensation Table, page 14 of DEF 14A

2.	We note that you quantify the bonuses awarded to Stephen W. Ensign, Stephen R. Theroux and Laura Jacobi for the fiscal year ended December 31, 2011. Please revise future filings to explain how these bonuses were calculated. Refer to Item 402(o) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to indicate that the bonuses listed in the Summary Compensation Table are paid at the discretion of the Board of Directors and are not awarded based on the achievement of any preset performance goals or criteria.

Signatures

3.	We note that Ms. Jacobi has signed for the registrant but has not signed in her capacity as Principal Financial Officer on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

The Company respectfully acknowledges the Staff’s comment and will revise future filings in accordance with General Instruction D of Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note G – Loan Portfolio, page 15

4.	On page 17 of this filing and in your Form 10-K for the year ending December 31, 2011, we note your tables presenting troubled debt restructurings by type. We further note the column titled as “other” which contains the majority of the troubled debt restructurings. While we note your footnote stating that “other” includes covenant modifications, forbearance and/or other modifications, we are unable to determine the significance of each to the total balance. Please provide us with a break-out of the “other” column by the types of modifications that are included. We strongly encourage you to provide specific disaggregated loan modification types in future presentations and limit the use of “other” unless it makes up an immaterial amount of the troubled debt restructurings. Further, please clarify to us why you believe covenant modifications and forbearance are considered modifications that are considered troubled debt restructurings, as defined by the Codification. Lastly, please update future filings accordingly.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to provide details of the types of modifications that are included in the column titled “other.” As the Staff notes, the Company previously disclosed that the “other” category includes covenant modifications, forbearance and/or other modifications. As indicated in the tables below, the majority of these modifications relate to modifying loans so that the borrower pays interest only for a designated period of time and an extension of the maturity date, and for which it has been determined by management to be more than an insignificant delay in payments as defined by ASC 310-40-15-17. The remainder of the modifications included in the “other” column includes those where there was a combination of concessions made such as reduced or reamortized payments with an extended maturity and adjusted interest rates with an interest only period.

Securities and Exchange Commission

September 10, 2012

The following table provides the break out by modifications type for the amounts previously categorized as “other” as of December 31, 2011 and March 31, 2012.

	For the year ended December 31, 2011
(Dollars in thousands)	Interest Only Payments and Extended Maturity	Adjusted Interest Rates and Interest Only Period	Reduced or Reamortized Payment and Extended Maturity	Total Other
Real estate:
Residential	1,997	1,120	154	$3,271
Commercial	3,724	—	460	4,184
Land and construction	202	—	—	—
Commercial and industrial	653	—	—	653

Total TDRs	$6,576	$1,120	$1,120	$8,310

	For the three months ended March 31, 2012
(Dollars in thousands)	Interest Only Payments and Extended Maturity	Adjusted Interest Rates and Interest Only Period	Principal Reduction, Interest Rate Reduction and Maturity	Reduced or Reamortized Payment and Extended Maturity	Total Other
Real estate:
Residential	$—	211	226	219	$656
Commercial	382	—			382
Land and construction	202	—	—		202
Commercial and industrial	104	—	—		104

Total TDRs	$688	$211	$226	$219	$1,344

5.	On page 19 we note your tables that present your loans categorized by risk rating. We further note that a large percentage of your loans and the majority of your residential loans are “Not formally rated.” Please explain to us why they are not formally rated and revise future filings accordingly. Also, please tell us why you believe this classification is in accordance with the ASU 310-10-50-28.

The Company respectfully acknowledges the Staff’s comment and will update future filings accordingly. On page 20 of the Company’s Form 10-Q, the Company disclosed its policy for risk rating and credit quality review. The Company’s policy provides that all commercial real estate, construction and commercial loans over $250 thousand are reviewed on an annual basis. The assessment of those loans less than $250 thousand are based on the borrower’s ability to pay and not on overall risk. Additionally, the Company monitors the repayment activity for loans less than $250 thousand and if

Securities and Exchange Commission

September 10, 2012

a loan becomes delinquent over 60 days past due, it is reviewed for risk and is subsequently risk rated based on available information such as ability to repay based on current cash flow conditions and workout discussions with the borrower.

Management feels that monitoring the borrower’s ability to pay for loans less than $250 thousand effectively monitors risks associated with those loans within its portfolio. Further, this policy satisfies the disclosure requirements set forth by ASC 310-10-50-28 as the underlying risk of these loans, which are considered to be a homogeneous pool of small balance loans, is mitigated by the fact that 100% of loans less than $250 thousand are performing and the risk of loss is considered low due to loan balances being insignificant compared to the size of the overall loan pool. Additionally, the Company formally rates all non-accruing loans. As a percentage, formally rated nonperforming loans represented between 0.43% ($2.0 million) and 0.48% ($2.3 million) at December 31, 2011 and March 31, 2012, respectively, of the homogeneous pool.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Richard A. Schaberg at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	Stephen R. Theroux, New Hampshire Thrift Bancshares, Inc.
Laura Jacobi, New Hampshire Thrift Bancshares, Inc.
Richard A Schaberg, Hogan Lovells US LLP